Filed pursuant to Rule 424(b)(3)

Registration No. 333-271063

PROSPECTUS SUPPLEMENT NO. 7

(To the prospectus dated May 1, 2023)

Up to 4,403,294 Ordinary Shares Issuable Upon Exercise of Warrants

Up to 31,066,909 Ordinary Shares Offered by Selling Securityholders

Up to 151,699 Warrants to purchase Ordinary Shares offered by the Sponsor

This prospectus supplement supplements the prospectus, dated May 1, 2023 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-271063). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2024 (the “Report”), excluding Exhibit 99.1. Accordingly, we have attached the Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of 4,403,294 Ordinary Shares consisting of (i) 4,251,595 of our ordinary shares, CHF 0.01 nominal value, (“Ordinary Shares”) that may be issued upon exercise of warrants to purchase Ordinary Shares at an exercise price of $11.50 (the “Public Warrants”), and (ii) 151,699 Ordinary Shares that may be issued upon exercise of warrants issued to LSP Sponsor EBAC B.V. (the “Sponsor”) and its transferees to purchase Ordinary Shares at an exercise price of $11.50 (the “Private Placement Warrants”). We refer to the Public Warrants and the Private Placement Warrants together as the “Warrants.” The Warrants were originally issued by European Biotech Acquisition Corp. (“EBAC”) entitling the holder to purchase one share of the EBAC Class A Common Stock (as defined below) at an exercise price of $11.50 per share (“EBAC Warrants”) and automatically converted into Warrants on substantially the same terms as the EBAC Warrants, entitling the holder to purchase our Ordinary Shares on the closing of the Business Combination among us, EBAC and Oculis SA (“Legacy Oculis”). The Business Combination is described in greater detail in the Prospectus in the section entitled “Prospectus Summary – Recent Developments – Business Combination.” Capitalized terms used in this prospectus supplement and not otherwise defined have the meanings set forth in the Prospectus.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (collectively, the “Selling Securityholders”), or their permitted transferees, of up to (i) 7,118,891 Ordinary Shares subscribed for by the Selling Securityholders, for a subscription price of $10.00 per share, in the context of the PIPE Financing, (ii) 1,967,000 Ordinary Shares that were issued to the Selling Securityholders upon the conversion of the Convertible Loan Agreements, (iii) 2,047,302 Ordinary Shares issued to the Sponsor and its transferees in exchange for EBAC’s Class B Common Stock, par value $0.0001 (the “EBAC Class B Common Stock” or the “Founder Shares”) in connection with the Business Combination, (iv) 151,699 Ordinary Shares issuable upon exercise of Private Placement Warrants, (v) 19,782,017 Ordinary Shares issued to certain former shareholders of Legacy Oculis in exchange for their Oculis Ordinary Shares in connection with the Business Combination (subject to lockups), and (vi) 151,699 Private Placement Warrants, which were purchased by the Sponsor at a price of $1.50 per warrant.

The Ordinary Shares and Warrants are listed on the Nasdaq Global Market (“Nasdaq”) under the symbols “OCS” and “OCSAW” respectively. On February 27, 2024, the closing price of the Ordinary Shares on Nasdaq was $12.62.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are a “foreign private issuer” under applicable Securities and Exchange Commission (the “SEC”) rules and an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and are eligible for reduced public company disclosure requirements.

You should read this prospectus supplement carefully before you invest in our securities. Investing in our securities involves risks. See “Risk Factors ” beginning on page 23 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

PROSPECTUS SUPPLEMENT DATED FEBRUARY 28, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2024

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 28, 2024, Oculis Holding AG (the “Registrant”) held an R&D Day and issued a press release regarding updates on its clinical programs and announcing key leadership appointments. The Registrant gave a presentation at the R&D Day showcasing two of Oculis’ clinical programs: OCS-01 in Diabetic Macular Edema (DME) and OCS-02 in Dry Eye Disease (DED). In addition, Oculis’ management provided a brief 2023 business review and outlook for 2024 and announced key leadership appointments. The presentation and the press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

The information contained in this Form 6-K, including Exhibit 99.2, but excluding Exhibit 99.1, is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-271938).

EXHIBIT INDEX

Exhibit	Description

99.1	Presentation dated February 28, 2024

99.2	Press Release dated February 28, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: February 28, 2024	By:	/s/ Sylvia Cheung
Sylvia Cheung Chief Financial Officer

Exhibit 99.2

Oculis Provides Updates at R&D Day on Late-Stage Clinical Trials and Announces Key Leadership Appointments

•	Completed enrollment in Phase 2b RELIEF trial of Licaminlimab (OCS-02), anti-TNF (tumor necrosis factor) alpha eye drops in Dry Eye Disease (DED); topline results expected in Q2 2024

•	Second Phase 3 trial (DIAMOND-2) of OCS-01 eye drops in Diabetic Macular Edema (DME) initiated as planned, in addition to the ongoing DIAMOND-1 Phase 3 trial initiated in late 2023

•

World-renowned retina specialists, Professor Ramin Tadayoni, M.D., Ph.D. appointed as Chief Scientific Officer and Arshad M. Khanani, M.D., M.A., FASRS appointed as Chair of Oculis’ Retina Scientific Advisory Board (SAB)

•	Seasoned HR executive, Virginia R. Dean, appointed as Chief Human Resources Officer in Boston

ZUG, Switzerland, and BOSTON, USA, February 28, 2024 – Oculis Holding AG (Nasdaq: OCS) (“Oculis” or the “Company”), a global biopharmaceutical company purposefully driven to save sight and improve eye care, today provides updates at its in-person and virtual R&D Day on continued progress in advancing its late-stage clinical trials and strengthening the organization with additional senior appointments to its management and advisory teams.

In-person and virtual R&D Day today from 9:00 AM to 11:00 AM EST at the InterContinental New York Barclay. For registration, click here.

“2024 promises to be another exciting year for Oculis as we advance our late-stage clinical development programs. We have met two important clinical milestones with the rapid completion of enrollment in the Phase 2b RELIEF trial of OCS-02 in Dry Eye Disease (DED) and the initiation of the second Phase 3 trial of OCS-01 in Diabetic Macular Edema (DME). Additionally, I am very pleased to welcome Ramin and Virginia to the executive team and to continue to work with Arshad, new Chair of the Oculis’ Retina SAB, as we continue to advance our clinical programs and start to prepare for our first potential launch in the U.S. I am certain that the extensive experience each of them brings will be invaluable to Oculis,” said Riad Sherif, M.D., Chief Executive Officer of Oculis. “We look forward to driving this positive momentum in clinical execution of both DIAMOND Phase 3 trials, and in the delivery of clinical milestones this year, including topline results for the Phase 2b RELIEF trial of OCS-02 in DED in Q2 2024.”

Completion of Enrollment in Phase 2b RELIEF trial with Licaminlimab (OCS-02) in DED

The Phase 2b RELIEF study evaluating topical anti-TNFα Licaminlimab (OCS-02) in DED was initiated in late 2023 and enrollment of 120 patients was rapidly completed. DED is a common condition estimated to impact nearly 40 million people in 2023 in the U.S. alone.

Elizabeth Yeu, M.D., Eastern Virginia Medical School, Virginia Eye Consultants, and President of ASCRS commented: “With its dual anti-inflammatory and anti-necrotic mechanisms of action, Licaminlimab eye drops have shown promising results in previous trials including: a significant reduction of ocular discomfort in DED, a rapid onset of action, and a good tolerability profile. Based on how the broader class of systemic TNFα inhibitors have dramatically improved the management of multiple inflammatory diseases in other therapeutic areas, I am eagerly awaiting the completion of the RELIEF trial to learn more about the potential of Licaminlimab eye drops to address the unmet needs of the millions of patients living with DED.”

Initiation of OCS-01 Phase 3 DIAMOND-2 Trial in DME

The first patient first visit was completed in the second 52-week Phase 3 DIAMOND-2 trial evaluating OCS-01 eye drops for the treatment of DME, a leading cause of vision impairment in working-age adults. In Stage 1 of the DIAMOND program, OCS-01 demonstrated robust statistically significant improvement in vision and reduction in retinal edema vs. vehicle, and was well-tolerated with no unexpected safety findings. The visual acuity improvement observed with OCS-01 at 12-week was similar to approved injectables at the same time point. More information about the Stage 1 results can be found here.

Oculis Strengthens its Executive and Scientific Advisory Teams

Oculis also announced today key executive appointments to bolster its leadership and scientific advisory teams. World-renowned retina specialists, Professor Ramin Tadayoni, M.D., Ph.D. was appointed to the role of Chief Scientific Officer (CSO), and Arshad M. Khanani, M.D., M.A., FASRS, was appointed as Chair of Oculis’ Retina Scientific Advisory Board. In addition, Virginia R. Dean, a seasoned human resources executive with significant experience in growing life science companies, was appointed to the role of Chief Human Resources Officer. Dr. Tadayoni, Dr. Khanani and Ms. Dean will play key strategic roles as the Company continues to advance its diversified late-stage pipeline and expands its footprint in the U.S. while it prepares for the potential first commercial launch. Joanne Chang, M.D., Ph.D., has decided to leave the organization for personal reasons and will continue to collaborate with Oculis on special projects.

Ramin Tadayoni, M.D., Ph.D., is a highly distinguished and accomplished retina specialist. He is the current President of EURETINA, the European Society of Retina Specialists and the Retina Department Chairman of Rothschild Foundation Hospital, including the French Myopia Institute. Dr. Tadayoni has been a Principal Investigator in numerous trials and served as an advisor for companies in the ophthalmology space for over two decades on topics spanning across medical, regulatory and market access, including his role as Co-Chair of the Oculis Scientific Advisory Board. Prior to joining Oculis as Chief Scientific Officer, Dr. Tadayoni was a Professor of

Ophthalmology at Université Paris Cité, and the Department Chairman at Lariboisière and Saint Louis hospitals in Paris, France. As a passionate physician and researcher, he has authored more than 140 medical and scientific articles and has made numerous contributions to ophthalmology textbooks and is part of several international diseases’ classifications groups. He has also received numerous awards of distinction including the American Academy of Ophthalmology Achievement Award and the prestigious Jules Gonin Award from the Retina Research Foundation. Dr. Tadayoni received his medical degree and completed his internship at Paris V University. His retina fellowship was completed at Lariboisière University Hospital while simultaneously pursuing his Ph.D. in Science at Paris VII University and the Paris Vision Institute. He received his undergraduate training in medicine at the University of Marseille.

“After being part of Oculis’ journey for the past few years, as Co-Chair of the Scientific Advisory Board, I am thrilled to join the Oculis executive team. As a member of the DIAMOND program Steering Committee and a practicing retina specialist, it has been very exciting to see the positive results in DME with OCS-01 and progress made to date with the initiation of two 52-week Phase 3 trials in DME,” said Ramin Tadayoni, M.D., Ph.D., Chief Scientific Officer of Oculis. “I look forward to contributing to the efforts of this outstanding team to further drive Oculis’ innovative and diversified pipeline, which has the potential to change the treatment paradigm in ophthalmology across multiple indications.”

Arshad M. Khanani, M.D., M.A., FASRS is a world-renowned retina specialist and clinical scientist. He founded the clinical research section at Sierra Eye Associates, and currently serves as its Managing Partner, Director of Clinical Research, and Director of Fellowship. He has been a principal investigator for more than 120 clinical trials and has authored over 100 scientific publications. Additionally, he is a Clinical Associate Professor at the University of Nevada, Reno School of Medicine. Dr. Khanani is an elected member of the Retina Society, Macula Society and has received numerous awards of distinction. He has received the Senior Honor Award from the American Society of Retina Specialists (ASRS) and was also awarded the prestigious ASRS Presidents’ Young Investigator Award in 2021.

Virginia R. Dean is a seasoned human resources (HR) leader with over 25 years of experience as a senior HR executive in both start-ups and well-established biopharmaceutical companies. She brings a breadth of experience in scaling up life science companies at various stages of growth, from pre-clinical to fully commercialized. Prior to joining Oculis, she was the Chief People Officer and Senior Vice President at Axcella Therapeutics where she led a rapid transformation of the organization. Over the course of her career, she has scaled five organizations, private and public, and participated in four acquisitions. Ms. Dean received her M.B.A. from Simmons University and holds a B.A. in anthropology from the University of Vermont. She will be based in Oculis’ office in Boston, Massachusetts.

About Phase 2b RELIEF Trial of OCS-02 In Dry Eye Disease

The Phase 2b RELIEF trial is a multi-center, randomized, double-masked, vehicle-controlled trial evaluating the safety and efficacy of Licaminlimab for the treatment of moderate-to-severe DED (NCT05896670). The trial was designed based upon the positive findings from multiple previous studies in DED demonstrating significantly reduced ocular discomfort with a greater percentage of high responders vs. vehicle and was well tolerated with no unexpected adverse events reported. The 120 enrolled patients have been randomized to either Licaminlimab or vehicle for a 6-week treatment period and a 2-week follow up. The trial also contains an analysis for a subset of patients with a genetic variant that demonstrated an improved treatment response in the previous Phase 2a trial. RELIEF topline results are anticipated in Q2 2024.

About Phase 3 DIAMOND Program of OCS-01 in Diabetic Macular Edema

The DIAMOND-1 (DIAbetic Macular edema patients ON a Drop) and DIAMOND-2 trials are Phase 3, double-masked, randomized, multi-center trials which will evaluate the efficacy and safety of OCS-01 eye drops in patients with DME. Oculis aims to enroll 350-400 patients in each of these pivotal trials that will be randomized 1:1 to receive OCS-01 or vehicle six times daily for the 6-week induction phase and then three times daily through week 52 for the maintenance phase. The primary endpoint is change in best corrected visual acuity early treatment diabetic retinopathy study (BCVA ETDRS) letter score at Week 52. Secondary endpoints include percentage of patients with ≥15-letter gain in BCVA and change in central subfield thickness (CST), both at Week 52. Both trials were initiated upon the positive findings from stage 1 of the DIAMOND program, which was announced in the second quarter of 2023.

About Oculis

Oculis is a global biopharmaceutical company (Nasdaq: OCS) purposefully driven to save sight and improve eye care. Oculis’ highly differentiated pipeline comprises multiple innovative product candidates in development. It includes OCS-01, a topical eye drop candidate for diabetic macular edema (DME) and for the treatment of inflammation and pain following cataract surgery; OCS-02, a topical biologic anti-TNFα eye drop candidate for dry eye disease (DED) and for non-infectious anterior uveitis; and OCS-05, a disease modifying candidate for acute optic neuritis (AON) and other neuro-ophthalmic disorders such as glaucoma, diabetic retinopathy, geographic atrophy, and neurotrophic keratitis. Headquartered in Switzerland and with operations in the U.S., Oculis’ goal is to deliver life-changing treatments to patients worldwide. The company is led by an experienced management team with a successful track record and is supported by leading international healthcare investors.

For more information, please visit: www.oculis.com

Oculis Contacts

Ms. Sylvia Cheung, CFO

sylvia.cheung@oculis.com

Investor & Media Relations

LifeSci Advisors

Corey Davis, Ph.D.

cdavis@lifesciadvisors.com

1-212-915-2577

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements and information. For example, statements regarding the potential of Oculis’ innovative and diversified pipeline to change the treatment paradigm in ophthalmology across multiple indications; the potential benefits of OCS-01 and OCS-02, including patient impact and market opportunity; the potential of OCS-01 for the treatment of DME; the potential of Licaminlimab or OCS-02 eye drops to address the unmet needs of the millions of patients living with DED; expected future milestones and catalysts; the initiation, timing, progress and results of Oculis’ clinical trials, including the timing of topline results for the Phase 2b RELIEF trial; Oculis’ research and development programs, regulatory, commercial and business strategy, future development plans, and management; and Oculis’ ability to advance product candidates into, and successfully complete, clinical trials; the potential benefits of Oculis’ senior management and advisory additions; and Oculis’ potential first commercial launch in the U.S., are forward-looking. All forward-looking statements are based on estimates and assumptions that, while considered reasonable by Oculis and its management, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond Oculis’ control. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to differ materially from those that we expected and/or those expressed or implied by such forward-looking statements. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Oculis, including those set forth in the Risk Factors section of Oculis’ annual report on Form 20-F and any other documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these documents are available on the SEC’s website, www.sec.gov. Oculis undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.